[TK LETTERHEAD]
November 5, 2007
VIA EDGAR TRANSMISSION
Mr. Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Carrington Laboratories, Inc.
Amendment No. 1 to Registration Statement on Form S-1 filed October 31, 2007
Annual Report on Form 10-K for fiscal year end December 31, 2006
Quarterly Report on Form 10-Q for the quarter end June 30, 2006
Definitive Proxy Statements on Schedule 14A filed on April 19, 2007 and June 6, 2007
Dear Mr. Slivka,
     On behalf of Carrington Laboratories, Inc. (the “Company”), we have the following additional responses to certain of the comments of the staff of the Securities and Exchange Commission contained in your letter of October 3, 2007 to Carlton E. Turner. These comments were not fully addressed in Amendment No. 1 to the Registration Statement on Form S-1 or in our response filed therewith on October 31, 2007. Our responses are based upon information provided to us by the Company and are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.
For the Fiscal Quarter Ended June 30, 2007
37.	Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for your $8 million private placement of convertible debentures are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, we note that it appears the conversion feature would meet the paragraph 12 criteria for bifurcation under SFAS 133 and thus the conversion feature would be required to be analyzed under EITF 00-19 in order to determine whether it would meet the paragraph 11(a) scope exception in SFAS 133. If the paragraph 11(a) scope exception is not met, the conversion feature would be required to be bifurcated from the debt host and accounted for as a derivative liability with changes in fair value recorded in earnings. The first step in the EITF 00-19 analysis is to determine whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. If the host instrument qualifies as conventional convertible debt, the embedded conversion option would qualify for equity classification under EITF 00-19, qualify for the scope exception in paragraph 11(a) of SFAS 133 and not be bifurcated from the host instrument. If the host instrument does not

Craig Slivka
Securities and Exchange Commission
November 5, 2007

qualify as conventional convertible, the embedded conversion option would be required to be analyzed further under paragraphs 12-32 of EITF 00-19. As an example, we note that if a change of control occurs, the holders can require the company to purchase the debentures for an amount based, in part, on the value of the conversion feature. Refer to paragraph 12 of EITF 00-19. Please tell us how you considered this and other relevant provisions in analyzing the conversion feature.
Response: The Convertible Debenture contains an embedded derivative financial instrument by way of its conversion feature. As discussed below, any embedded derivative not clearly and closely related to the host contract, which in the Company’s case, is the Convertible Debenture, is required to be accounted for separately.
     The conversion feature is analyzed for separation under FAS 133 ¶12. Each section of ¶12 is considered below, and all three criteria must be met to require separation:
     1.     12(a): The economic characteristics and risks of the embedded derivative are more akin to equity than debt. Therefore, the two are not considered clearly and closely related.
     2.     12(b): The hybrid instrument is not re-measured at fair value under otherwise applicable GAAP.
     3.     12(c): A separate instrument with the same terms as the embedded derivative would, pursuant to paragraphs 6-11, be subject to the requirements of FAS 133. More specifically, the following items were considered:
•	FAS 133 ¶6: The conversion feature, which is essentially an option for shares of the Company’s common stock, has an underlying (shares of stock) notional amount (for a number of shares), requires an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and its terms permit net settlement.

•	FAS 133 ¶ 7-9: These paragraphs are definitional only.

•	FAS 133 ¶ 10: Items (a) through (i) are not applicable.

•	FAS 133 ¶ 11(a): See discussion in following paragraphs immediately following these bullet points.

•	FAS 133 ¶ 11(b): The conversion feature is not accounted for under FAS 123(R) and this scope exception is not applicable.

Craig Slivka
Securities and Exchange Commission
November 5, 2007

•	FAS 133 ¶ 11(c): The conversion feature was not issued as contingent consideration from a business combination and this scope exception is not applicable.

•	FAS 133 ¶ 11(d): The conversion feature is not a forward contract that requires settlement by delivery of cash in exchange for a fixed number of equity shares that is accounted for under paragraphs 21 and 22 of FAS 150. This scope exception is not applicable.
     The Company next considered the FAS 133 ¶11(a) scope exception, which has two criteria, both of which must be met. The first, under FAS 133 ¶11(a)(1), is whether the conversion feature is indexed to the Company’s stock, which it is. The second, under FAS 133 ¶11(a)(2), is whether the conversion feature would be classified as equity, as opposed to a liability. If the conversion feature would be classified as equity, it would not require separation from the debt host contract. Conversely, liability treatment would require separation from the host contract and therefore require treatment of the conversion feature as a derivative liability. The discussion below addresses FAS 133 11(a)(2).
     To analyze debt versus equity classification, EITF 00-19 ¶4 and EITF 05-2, The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19, were considered. The Convertible Debenture is not considered “conventional convertible,” due to the fact that the conversion price could drop if there are subsequent equity issuances at a lower per share price, as described in Section 11(d) of the Convertible Debenture. As a result, ¶12 — 32 of EITF 00-19 applies to this analysis.
EITF 00-19 ¶12 indicates, in part:
“Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (see discussion in the last sentence of this paragraph and in paragraph 27, below).”
EITF 00-19 ¶27 discusses that if an event that is not within the Company’s control could require net-cash settlement, then the contract must be classified as a liability, except if the other holders of shares underlying the warrants would also receive cash. Section 11(c) of the Convertible Debenture agreement states that in the event of a Fundamental Transaction (which is defined as certain change in control events), the holder has the choice of receiving the same type of securities or property (“Alternate Consideration”) as if they held the underlying shares, or the Black-Scholes value of the shares in cash. Since the holder has the option of either cash or Alternate Consideration, it is possible that there could be a change in control where the equity holders receive Alternate Consideration, and the debt holders are required to be net cash settled for the value of the unconverted debt. However, the Company has indicated that it believes all events that are Fundamental Transactions are within the

Craig Slivka
Securities and Exchange Commission
November 5, 2007

Company’s control, and therefore, the provisions that would require liability treatment in EITF 00-19, ¶12 and ¶27 are not met.
     EITF 00-19 ¶14 — 18 precludes equity classification if the Company is not permitted to settle in unregistered shares. The definitions contained in Section 1 of the Convertible Debenture set forth “Equity Conditions.” Section 2(d) of the Convertible Debenture indicates that “the Company may not pay interest or principal by issuing shares of Common Stock unless all of the Equity Conditions are then satisfied...” The Equity Conditions include the following:
•	All shares of Common Stock are registered for resale by the Holder and may be sold by the Holder subject to an effective Registration Statements covering all of the Underlying Shares

•	All common stock is listed or quoted

•	The average daily dollar volume for the Common Stock for the period of 20 Trading Days immediately preceding the specified issuance is equal to or in excess of $100,000 per Trading Day.
However, it should be noted that the Equity Conditions only apply to the Company in the event of a prepayment or forced conversion, which are solely at the Company’s option. Because these events are solely within the control of the Company, there are no circumstances outside of the Company’s control that could require settlement in registered shares. Therefore, this portion of the EITF would not require liability treatment.
EITF 00-19 ¶20 indicates that:
“If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available and unissued shares and, therefore, net-share settlement is not within the control of the company.”
     Section 11(d) of the Convertible Debenture provides for downward adjustments to the Conversion Price if the Company issues additionally shares at a price lower than the Conversion Price. There is no floor on the adjusted conversion price, and the number of shares that could be issued could potentially exceed the number of authorized shares. Because of this possibility, EITF 00-19 ¶ 20 requires liability treatment.
     This rules out the FAS 133 ¶11(a)(2) scope exception. It is therefore concluded that the conversion feature must be separated from the host contract per FAS 133 ¶12 and accounted for as a derivative liability.

Craig Slivka
Securities and Exchange Commission
November 5, 2007

38.	Tell us how you have considered the guidance in paragraph 12 of EITF 00-19 in accounting for the Series D and Series E warrants, given the ability of the holders to require the company to repurchase the warrants at a price based on the value of the underlying stock upon a change of control.
Response:
Stock Warrants — Series D
The warrants were analyzed under EITF 00-19 to determine whether liability or equity classification was appropriate.
EITF 00-19 ¶12 indicates, in part:
“Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (see discussion in the last sentence of this paragraph and in paragraph 27, below).”
EITF 00-19 ¶27 discusses that if an event that is not within the Company’s control could require net-cash settlement, then the contract must be classified as a liability, except if the other holders of shares underlying the warrants would also receive cash. Section 9(c) of the Series D Warrants states that in the event of a Fundamental Transaction (which is defined as certain change in control events), the holder has the choice of receiving the same type of securities or property (“Alternate Consideration”) as if they held the underlying shares, or the Black-Scholes value in cash. Because the warrant holder has the option of cash or Alternate Consideration, it is possible that there could be a change in control where the equity holders receive Alternate Consideration, and the warrant holders are required to be net cash settled. However, the Company has indicated that it believes all events that are Fundamental Transactions are within the Company’s control, and therefore, the provisions that would require liability treatment in EITF 00-19, ¶12 and ¶27 are not met.
     EITF 00-19 ¶14 -18 were next considered. The warrant agreement does not require, in any circumstance, settlement in registered shares. Therefore, this portion of the EITF would not require liability treatment.
EITF 00-19 ¶ 20 indicates that:
“If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available and unissued shares and, therefore, net-share settlement is not within the control of the company.”

Craig Slivka
Securities and Exchange Commission
November 5, 2007

     Section 9(d) of the warrant agreement indicates that if there are subsequent equity sales at a lower price, the warrant exercise price is required to be lowered. There is no floor on the adjusted exercise price, and the number of shares that could be issued could potentially exceed the number of authorized shares. Because of this possibility, EITF 00-19 ¶ 20 requires liability treatment.
     Once liability treatment is determined, the applicability of FAS 133 must also be considered. The warrants meet the definition of a derivative in FAS 133 ¶6. Specifically, the warrants have an underlying (shares of stock), notional amount (number of shares), require an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and its terms permit net settlement.
     Additionally, the scope exceptions in FAS 133 ¶11 were considered and ruled out. As such, the Company concluded that the warrants are considered derivatives and the initial and subsequent values reflected for these warrants on the balance sheet should be at fair value.
Stock Warrants — Series E
     The Series E Warrants do not appear to meet the definition of a “freestanding financial instrument,” as defined in FAS 150. The Series E Warrants are not exercisable until a “Company Prepayment” occurs, where portions or all of the Convertible Debenture are paid in cash. A Company Prepayment is not an absolute requirement of the Convertible Debenture and there are other ways to settle the Convertible Debenture. It is possible that the Series E Warrants will never become exercisable. Although the Series E Warrants are documented as a separate agreement, the Company believes the substance of the transaction is that they are highly inter-related with the Convertible Debenture, and do not qualify as a freestanding financial instrument. Additionally, pursuant to ¶3 of EITF 00-19, EITF 00-19 only applies to freestanding financial instruments.
     As such, the Company concluded that the accounting for the Series E Warrants cannot be analyzed separately. Instead, they must be considered only an instrument that is delivered (and becomes exercisable) when prepaying the debt with cash, which prepayment is solely at the Company’s option. The Company will measure the value of the warrants if and when they become exercisable.
39.	Please revise your filing to include a discussion to explain how you allocated proceeds from your debt issuances between the debentures and the warrants. This allocation should be in compliance with APB 14.
Response: We have revised Amendment No. 1 to provide the requested disclosure, however, after reflecting further, we plan to revise the requested disclosure as follows in the next amendment to the S-1:

Craig Slivka
Securities and Exchange Commission
November 5, 2007

     “The Company allocated the proceeds from the its debt issuances between debentures and warrants by allocating proceeds first to the fair value of the warrants and conversion feature, both considered derivative liabilities. The remaining proceeds were allocated to the debt instrument, with the difference between the face value of the note and allocated value recorded as original issue discount. The original issue discount will be amortized as interest expense over the life of the note, using the effective interest rate method.
     In the case of the warrants, the fair value was determined using the Black-Scholes method. In the case of the conversion feature, the fair value was determined using a binomial option valuation method.”
     In addition, the following table illustrates the allocation between the note and the derivative liabilities:

Note Payable T-1	$4,378,741
Embedded Derivative in T-1 Note Payable	$412,600
Derivative Liability for D-1 Warrants	$1,340,000
Note Payable T-1 OID	($1,752,600)
Cash Proceeds	$4,378,741
     The stated rate of interest for the Note Payable T-1 was 10% and the effective rate of interest was 47.054%.
     Additionally, the Company has acknowledged that:
     •     it is responsible for the adequacy and accuracy of the disclosures in this response;
     •     staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     •     it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to Wesley P. Williams at (214)969-1324.

Sincerely,
/s/ Wesley P. Williams